UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
RoyaltyTraders LLC (dba SongVest)

Legal status of issuer

      Form
      Limited Liability Company

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      March 18, 2021

Physical address of issuer
1053 East Whitaker Mill Rd, Suite 115, Raleigh, NC 27604

Website of issuer
www.songvest.com

Current number of employees
0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$759,101.00	$459,023.00
Cash & Cash Equivalents	$73,428.00	$239,624.00
Accounts Receivable	$15,752.00	$5,099.00
Short-term Debt	$550,000.00	$0.00
Long-term Debt	$145,433.00	$288,151.00
Revenues/Sales	$551,211.00	$204,092.00
Cost of Goods Sold	$1,316,587.00	$703,425.00
Taxes Paid	$310.00	$0.00
Net Income	-$861,282.00	-$503,716.00

May 2, 2023

FORM C-AR

RoyaltyTraders LLC (dba SongVest)



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by RoyaltyTraders LLC (dba SongVest), a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.songvest.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 2, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These

statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

RoyaltyTraders LLC (dba SongVest) (the "Company") is a Delaware Limited Liability Company, formed on March 18, 2021. The Company is currently also conducting business under the name of SongVest.

The Company is located at 1053 East Whitaker Mill Rd, Suite 115, Raleigh, NC 27604.

The Company's website is www.songvest.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Our mission at RoyaltyTraders, LLC is to combine crowdfunding, investing, and a social network involving fans to create a robust online marketplace where the public can acquire shares of Music Royalty Assets in their favorite music artists' creations. The SongVest platform allows investors to pick and invest in the royalty streams from compositions by artists and receive royalty distributions from those assets. Additionally, SongVest allows investors to impact the success of artists with their albums. Record labels are provided with tools and strategies enabled by the SongVest platform to collectively promote albums, potentially furthering the success of a release, and generating more revenue.

RISK FACTORS

Risks Related to the Company's Business and Industry

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If

service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations including shortages in available offerings. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card

associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Sean Peace and Alex Guiva who are President/Founder/CEO and Manager of the Company. The Company has or intends to enter into employment agreements with Sean Peace and Alex Guiva although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Sean Peace and Alex Guiva or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Sean Peace and Alex Guiva in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Sean Peace and Alex Guiva die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. For example, changes in market conditions my lead to buyers on our platform determining higher investment returns than our sellers are willing to agree to. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from our online auction marketplace where buyers and sellers of music royalty assets come together to transaction, with our Company taking a fee for facilitating this exchange. Demand for the offerings on our platform tends to be tied to economic and business cycles. Increases in the unemployment rate, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or

profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers (music artists, songwriters, producers, etc.) we may not have adequate access to new music catalogs to sell, which may impair our ability to deliver content to our buyers.

Cyclical and seasonal fluctuations in the economy may have an effect on our business.

Both cyclical and seasonal fluctuations in retail investment seasonality may affect our business. Investment purchasing generally slows during the summer months and during the winter holidays. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our company was recently formed, has a limited track record and operating history from which you can evaluate our company or this investment.

Our company was recently formed and has generated revenues to date from operations that are secondary to our company's primary plan of operations, which is the acquiring and managing of Music Royalty Assets. With respect to acquiring and managing Music Royalty Assets, our company has limited operating history upon which prospective investors may evaluate its performance. No guarantee can be given that our company will successfully employ the Music Royalty Assets to create a return for investors.

We currently are not generating sufficient revenue to carry out our planned business operations. We expect our operations to continue to consume substantial amounts of cash.

We expect that, until we acquire a sufficient amount of Music Royalty Assets, we will not be generating sufficient revenue to carry out our planned operations. In order to generate sufficient revenues to carry out our plan of operations and cover our expenses, including the expenses of our offerings, we believe we will need to continue to acquire Music Royalty Assets until we

reach a sufficient scale. We expect that our costs may increase as we continue identifying and negotiating with artists and record labels and entering into new Royalty Share Agreements and thereby incurring more costs. Further, the Music Royalty Assets we license may still be in development (such as an incomplete music album from an artist) and therefore may not be generating sales when we acquire such assets. If a lack of available capital means that we are unable to expand our operations or otherwise take advantage of business opportunities, our business, financial condition and results of operations could be adversely affected.

We expect that, in order to maintain and grow our operations, we will need to promote multiple Royalty Share Unit offerings. There can be no assurance that we will be able to promote enough offerings to sustain our business model.

Although SongVest already has a pipeline of royalty holders to seed our company with offerings, we will need to have a continuous pipeline of offerings that allow us to achieve certain economies of scale in regard to marketing, distribution and other functions. However, we may fail to have enough pipeline of offerings to support our business model and we may fail to achieve economies of scale. There can be no assurance that we will be able to have a sufficient number of successful offerings to achieve revenues that exceed our costs and margins that justify our continued operations.

There are few businesses that have pursued a strategy or investment objective similar to ours, which may make it difficult for our company and Royalty Share Units to gain market acceptance.

We believe that few other companies crowd fund Music Royalty Assets or propose to run a platform for crowd funding Music Royalty Assets. Our company and our Royalty Share Units may not gain market acceptance from potential investors, potential asset sellers or service providers within the music industry. This could result in an inability of our manager to operate the Music Royalty Assets profitably. This could impact the issuance of further series of Royalty Share Units and additional Music Royalty Assets being acquired by us. This would further inhibit market acceptance of our company and if we do not acquire any additional Music Royalty Assets in a timely manner, it will be difficult for us to establish a sustainable business strategy and gain market acceptance.

Our success depends in large part upon our manager and its ability to execute our business plan.

The successful operation of our company is in part dependent on the ability of our manager to enter into Royalty Share Agreements for Music Royalty Assets. The success of our company (and therefore, each series of Royalty Share Units) will be highly dependent on the expertise and performance of our manager, its expert network and other investment professionals (which include third party experts) to source, acquire and manage the Music Royalty Assets. The loss of the services of one or both members of the manager could have a material adverse effect on the Music Royalty Assets, in particular, their ongoing management and ability to provide value for the holders of the series Royalty Share Units.

In the event a royalty holder breaches the terms of a Royalty Share Agreement, we would have limited recourse and due to that we may not be able to collect the royalties the royalty holder

represented and may not be able to get the funds paid to the royalty holder back to reimburse the investors.

Each Royalty Share Agreement will be between a royalty holder and SongVest. Holders of our Royalty Share Units will have no rights under any Royalty Share Agreement, whether as third-party beneficiaries or otherwise. In the event that we terminate any Royalty Share Agreement due to a material breach by a royalty holder – for example, if the royalties they represent they owned were in fact not theirs to assign royalty income rights to – we will likely not make any royalty payments to holders of the relevant Royalty Share Units.

We intend to enforce all contractual obligations to the extent we deem necessary and in the best interests of our company and holders of Royalty Share Units. However, the royalty holder who misrepresents the royalties they have assigned in the Royalty Share Agreement may not return some or all of the payments they received as part of the sale of the Music Royalty Asset to SongVest, which means that Royalty Share Unit holders may not receive some or all of the investment they made in those units.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 89.2% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may

disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Our mission at RoyaltyTraders, LLC is to combine crowdfunding, investing, and a social network involving fans to create a robust online marketplace where the public can acquire shares of Music Royalty Assets in their favorite music artists' creations. The SongVest platform allows investors to pick and invest in the royalty streams from compositions by artists and receive

royalty distributions from those assets. Additionally, SongVest allows investors to impact the success of artists with their albums. Record labels are provided with tools and strategies enabled by the SongVest platform to collectively promote albums, potentially furthering the success of a release, and generating more revenue.

Business Plan

SongVest is poised to take advantage of the growth of two industries the music industry, and the growth of centralized marketplaces and crowdfunding platforms. SongVest intends to provide a music platform where investors can purchase shares linked to the royalties of songs via a subscription agreement. W e believe music royalty owners, such as artists, record labels, songwriters, producers and estate heirs, are looking for ways to diversify their holdings and liquidity. The current options for financing music revenue streams are limited. In addition, investors and fans have limited access to music royalty investment opportunities because they usually do not have direct access to the holders of music rights. We believe there is a market opportunity to provide music fans with an opportunity to invest in multiple music royalty streams at a fractional level for as little as $10 to $250. Our goal is not just to be an investment platform, but more importantly serve as a central hub for music fans where we can engage with them, which may potentially help boost streaming and other revenue streams of the artists and record labels. Because our fans are investors and have a vested interest in the success of the music they have invested in, we believe it will be a rewarding experience for them. SongVest has the opportunity to advance the investment music space through its portal that is intended to provide updated information on which artist and album is trending across multiple social, sales, and streaming data streams. This is where fans can come to find new investment opportunities and share the investments they have made. Our expertise in music sales and marketing will facilitate music fan and investor interactions and will be sought after not only for investment purposes but also for our music market expertise. In addition, we have seen more and more fans and artists use centralized marketplaces to create different revenue streams which supports the thesis that if we create a marketplace that allows royalty owners to capitalize on their future royalty earnings today, t here is an interest in those types of opportunities.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Private catalog sales	The sale of a music catalog for the life of copyright with buyer entitled to the future catalog royalty earnings	Investors looking for alternative assets
Advances on existing catalogs	A set amount of money advanced on current royalty earnings over a period of time with an agreed upon investor return	Investors looking for alternative assets
SongShares (Music Royalty Assets)	Securitized fractional ownership shares of music	Specifically designed for fans of the music and artist

	catalogs	involvement

We currently have no new products in development. Our focus is to grow our SongShares product.

For private catalog sales, advances on existing royalty streams, and SongShares, using our online marketplace at www.songvest.com, we bring buyers and sellers of music royalties together to transact. We reach our Sellers (musicians, artists, singers, songwriters, producers, etc.) through third party referral providers, direct advertising, and word of mouth.

Competition

The Company's primary competitors are The Company's primary competitors are Royalty Exchange in the US and ANote in Europe.

We are currently working on signing up top record labels, artists and obtaining industry backing to lock in SongVest as a first mover status given that our business model is different from the competition. We were the first Company to have a securitized offering of a music catalog qualified by the SEC.

Supply Chain and Customer Base

We will market to songwriters, producers, publishers and record labels to build the pipeline for investments on the SongVest portal. While songwriters, producers and publishers are more likely to want to monetize their assets, record labels will see this as a way to directly connect with fans in ways they have not been able to before. We believe the real upside is in being able to educate record labels that this new way to have a direct connection with fans will allow them not only to increase current album revenue but also provide other forms of upsell and cross-sell opportunities to drive more revenue.

Our customer base is traditionally made up of high net worth investors who are looking for alternative investments. With the introduction of our SongShares product, we are looking to reach average investors and dedicated music fans who wish to either diversify their investment portfolios or support their favorite artists.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5581865	Company Brand	SONGVEST	July 19, 2017	October 9, 2018	United States
6993449	Product Name	SONGSHARES	September 23, 2021	February 28, 2023	United States

Governmental/Regulatory Approval and Compliance

In order to offer our SongShares products, SongVest must comply with the SEC Regulation A+ requirements for securitized offerings.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1053 East Whitaker Mill Rd, Suite 115, Raleigh, NC 27604

The Company has the following additional addresses: None

The Company conducts business in any and all states and countries where in which residents can purchase US Securities.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sean Peace

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President/Founder/CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Peace created the original SongVest in 2007 to sell royalties as memorabilia. That led to the creation of Royalty Exchange, the first online market to buy and sell music royalties at auction. Having sold Royalty Exchange in 2015, he has been working on implementing his vision to create the first royalty market exchange platform where fans can invest in their favorite artists via SongVest Records. From 2018 to January 2020, he has been CTO of Curbside Kitchen, a SaaS company that schedules food truck services for commercial and residential locations. From May 2011 until December 2015, he served as Founder and President of Royalty Exchange which was sold in 2015 and still operates today. From November 2008 to May 2011, Mr. Peace had various positions including as partner at Group 19 and Schmooze.me where he had leadership positions overseeing sales and marketing. Prior to these two startup companies, Mr. Peace was a partner and consultant at several companies focusing on business development, operations, and strategic alliances.

Education

Mr. Peace received his Bachelor of Economics from the University of North Carolina Chapel Hill in 1991.

Name

Alex Guiva

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Guiva is a co-founder of RoyaltyTraders LLC. Over the last fifteen years, Mr. Guiva has been an investor in the technology, music, food and manufacturing companies in the US and internationally and closed more than 50 M&A transactions. He serves as Chairman of DevelopScripts LLC dba AuctionSoftware.com, a white-label subscription-based digital platform allowing users to organize, manage, and conduct auctions through a centralized medium facilitating business transactions as well as fundraising efforts. Mr. Guiva is an active investor in the music royalty space, as featured in the Forbes magazine, and his portfolio of royalty assets include works by Cardi B, Cage The Elephant, Dire Straits, Willow Smith, Madcon and others.

Education

Mr. Guiva graduated with a BA in Economics from Lyon College.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sean Peace

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President/Founder/CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Peace created the original SongVest in 2007 to sell royalties as memorabilia. That led to the creation of Royalty Exchange, the first online market to buy and sell music royalties at auction. Having sold Royalty Exchange in 2015, he has been working on implementing his vision to create the first royalty market exchange platform where fans can invest in their favorite artists via SongVest Records. From 2018 to January 2020, he has been CTO of Curbside Kitchen, a SaaS company that schedules food truck services for commercial and residential locations. From May 2011 until December 2015, he served as Founder and President of Royalty Exchange which was sold in 2015 and still operates today. From November 2008 to May 2011, Mr. Peace had various positions including as partner at Group 19 and Schmooze.me where he had leadership positions overseeing sales and marketing. Prior to these two startup companies, Mr. Peace was a partner and consultant at several companies focusing on business development, operations, and strategic alliances.

Education

Mr. Peace received his Bachelor of Economics from the University of North Carolina Chapel Hill in 1991.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees in N/A.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Units
Amount outstanding	2,061,455
Voting Rights	Common Units bestow full voting rights.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Issuance of additional Common Units would dilute all outstanding shares, including SAFE Conversion Units.

Type of security	Series A Units
Amount outstanding	500,000
Voting Rights	Series A Units bestow full voting rights.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Series A Units have preference to LLC distributions until initially invested funds, plus a return on capital, are received by the holders. Issuance of additional Series A Units would dilute all outstanding shares, including SAFE Conversion Units.

Type of security	Series B Options
Amount outstanding	378,300
Voting Rights	Non-voting profits interests which are only eligible to participate in distributions of proceeds generated by the sale or liquidation of greater than 50% of the company. Issuance of additional Series B Units would dilute all outstanding shares, including SAFE Conversion Units, in calculating distributions at the time of such an event.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These Series B Units were issued prior to the SAFE Conversion Units. Issuance of additional Series B Units would dilute all outstanding shares.

Type of security	Convertible Series A Note Convertible Notes
Amount outstanding	300,000
Voting Rights	Converts to Series A Units at 1:1 ratio with full voting rights.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	A conversion to Series A Units would dilute all outstanding shares, including SAFE Conversion Units.

Type of security	Warrants
Amount outstanding	88,844
Voting Rights	The outstanding warrants are redeemable for 3% of the Common Units of the Company at the time of redemption.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The outstanding warrants are redeemable for 3% of the Common Units of the Company at the time of redemption which would dilute all outstanding shares, including SAFE Conversion Units.

Type of security	Conversion Units of SAFE (Simple Agreement for Future Equity)
Amount outstanding	24,074
Voting Rights	These units do not have voting rights.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Other than reflected above, there are no differences between the securities issued pursuant to Regulation CF and each other class of the Company's securities.

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Alex Guiva
Amount outstanding	$300,000.00
Interest rate and payment schedule	On November 23, 2021, the company entered into a note purchase agreement with Alex Guiva, a member of our Manager, pursuant to which the company issued a convertible note and warrant to Mr. Guiva in exchange for a $300,000 advance to the company. The warrant originally entitled Mr. Guiva to 0.5% of the fully diluted membership interests in the company on the exercise date at an exercise price of $0.01 per interest, though on March 25, 2022, an amendment was signed to increase the amount of fully diluted membership interests to 2.0%. The date at which the warrant is exercised is chosen at Mr. Guiva's discretion with advance notice provided. The maturity date of the note is November 23, 2023, and it carries an interest rate of 12.5% per annum. Per the March 25, 2022 amendment, the note may be paid off at the company's option any time prior to July 31, 2022 (originally the payoff date was set to March 31, 2022). If the note is not paid off by that date that would entitle Mr. Guiva to convert the outstanding balance of the note at such time into Series A Units. At this time, the Company is accruing interest to be paid at a later date.
Amortization schedule	

Describe any collateral or security	On November 23, 2021, the company entered into a note purchase agreement with Alex Guiva, a member of our Manager, pursuant to which the company issued a convertible note and warrant to Mr. Guiva in exchange for a $300,000 advance to the company. The warrant originally entitled Mr. Guiva to 0.5% of the fully diluted membership interests in the company on the exercise date at an exercise price of $0.01 per interest, though on March 25, 2022, an amendment was signed to increase the amount of fully diluted membership interests to 2.0%. The date at which the warrant is exercised is chosen at Mr. Guiva's discretion with advance notice provided. The maturity date of the note is November 23, 2023, and it carries an interest rate of 12.5% per annum. Per the March 25, 2022 amendment, the note may be paid off at the company's option any time prior to July 31, 2022 (originally the payoff date was set to March 31, 2022). If the note is not paid off by that date that would entitle Mr. Guiva to convert the outstanding balance of the note at such time into Series A Units. At this time, no conversion has taken place.
Maturity date	July 31, 2022
Other material terms	The promissory note converts at a price of $1 per share. The Company fully intends to negotiate an extension of the current maturity date and repay the promissory note and interest thereon in full to preclude its conversion to equity.

Type of debt	Notes
Name of creditor	Sean Peace
Amount outstanding	$250,000.00
Interest rate and payment schedule	On May 27, 2022, our company issued an unsecured promissory note to Sean Peace (via a trust in Mr. Peace's name) in the total principal amount of $200,000. The purpose of the loan from Mr. Peace was a bridge loan to our company. Interest on the principal balance of this note accrues at a rate of 20% per year, and the note has a term of 12 months from the date of issuance, at which time a lump sum payment of $240,000 is due and payable. At this time, the Company is accruing interest to be paid at a later date.
Amortization schedule	Lump sum payment at maturity date including 20% interest per annum on the loan amount.
Describe any collateral or security	None
Maturity date	May 27, 2024
Other material terms	

Type of debt	Line of credit
Name of creditor	Alex Guiva
Amount outstanding	$100,000.00
Interest rate and payment schedule	On October 28, 2022, our company entered into a Convertible Promissory Note - Line of Credit Agreement (the "LOC") with Alex Guiva, a manager of our company. Pursuant to the LOC, our company may borrow up to $300,000 from Mr. Guiva in $50,000 increments. Amounts outstanding under the LOC accrue interest rate of 13% per annum. All amounts under the LOC are due and payable on October 28, 2024, unless earlier converted. At this time, the Company is accruing interest to be paid at a later date.
Amortization schedule	
Describe any collateral or security	The LOC automatically converts into Series A Units of the company the event of a "Qualified Financing" – i.e. the next transaction (or series of related transactions) following October 28, 2022 in which the company issues equity securities and from which our company receives aggregate gross proceeds of at least $25,000,000. Upon such an event, all unpaid principal and interest on the LOC will automatically convert into Series A Units at $1.00 per Series A Unit (subject to adjustment in the event of splits, recapitalizations and other similar events). Additionally, if our company has not entered into a Qualified Financing on or before July 31, 2023 and this Note remains outstanding as of such date, then after such date, Mr. Guiva may require our company to issue Mr. Guiva a number of Series A Units equal to the amount outstanding under the LOC at $1.00 per Series A Unit.
Maturity date	October 28, 2024
Other material terms	In connection with our company's entry into the LOC, our company entered into a Warrant Purchase Agreement with Mr. Guiva on October 28, 2022. Pursuant to this agreement, Mr. Guiva is entitled to warrants to purchase

	an amount of Series A Units of the company at an exercise price of be $0.01 per unit. The amount of Series A Units that Mr. Guiva is entitled to purchase pursuant to exercise of these warrants is a percentage of the fully-diluted membership interests of the company, determined by the amount borrowed under the LOC as of the time of the exercise; starting at 0.5% for the first increment of $50,000, up to a maximum of 5% if the full $300,000 under the LOC has been borrowed by the company. As of the date of this Annual Report, our company borrowed $100,000 under the LOC, which currently entitles Mr. Guiva to 1% of the fully diluted membership interests in the company.

Type of debt	Notes
Name of creditor	Sean Peace
Amount outstanding	$100,000.00
Interest rate and payment schedule	On January 10, 2023, our company issued an additional unsecured promissory note to Sean Peace (via a trust in Mr. Peace's name) in the total principal amount of $100,000. The note is due on January 10, 2024, and accrues interest at 20% per annum. Our company may prepay principal and interest on this the note prior to its due date at any time without penalty. At this time, the Company is accruing interest to be paid at a later date.
Amortization schedule	
Describe any collateral or security	
Maturity date	January 10, 2024
Other material terms	

Type of debt	Notes
Name of creditor	Alex Guiva
Amount outstanding	$100,000.00
Interest rate and payment schedule	On February 15, 2023, Alex Guiva loaned the company $100,000. The original terms of the loan were that repayment of the loan was due in 120 days from the date the loan was made and was to accrue 10% interest over the term of the loan, such that at the time of repayment, the company would owe Mr. Guiva $110,000. The loan terms were subsequently revised to extend the loan term through July 31, 2023 and to include a profit-sharing provision of 10% of profit on a future planned music royalty deal of the company. The interest and profit-share terms will increase by 1% each month that the loan remains outstanding past July 2023 to a maximum of 16%. This loan and subsequent revisions to the loan terms were not made pursuant to any formal agreement. At this time, the Company is accruing interest to be paid at a later date.
Amortization schedule	
Describe any collateral or security	
Maturity date	July 31, 2023
Other material terms	

Type of debt	Notes
Name of creditor	Mark S. Hartmann, Jr.
Amount outstanding	$100,000.00
Interest rate and payment schedule	On March 27, 2023 the company issued a promissory note to a non-affiliate of the company in exchange for a $100,000 loan. The promissory note matures on July 31, 2023 with interest accruing at 10% per annum as well as a profit-sharing provision of 11% of profit on a future planned music royalty deal as specified in the agreement. At this time, the Company is accruing interest to be paid at a later date.
Amortization schedule	
Describe any collateral or security	
Maturity date	July 31, 2023
Other material terms	

At year-end 2022, the total amount of outstanding debt of the company is $695,433.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Conversion Units of SAFE (Simple Agreement for Future Equity)	24,074	$122,056.00	Campaign marketing expenses or related reimbursement, estimated attorney fees, estimated accountant fees, general marketing, research and development, future wages,	August 3, 2022	Regulation CF

			repayment of debt, repayment of obligations, general working capital		

Ownership

The ownership of RoyaltyTraders, LLC is split between a several investors including our Founder/President/CEO Sean Peace who holds the majority interest, and investors Alex Guiva, Todd Mulder, Ryan Stotland, Ted Zorbas, and Cristian Larrosa who together hold a minority interest. When warrants and convertible debt are factored into the ownership percentages, Sean Peace maintains a majority stake.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Sean Peace	68.5%
Alex Guiva	21.7%

(1)   Sean Peace owns 0 , which are convertible into within 60 days

(2)   Alex Guiva owns 300,000 Convertible Promissory Note, which are convertible into 300,000 Series A within 60 days

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Our most recent financing was conducted in October 2022. Following the Offering, we do not intend to raise capital again until our cash consumption from general operations necessitates a capital raise. We are currently focusing on solidifying our first-mover advantage in the market rather than generating net income or profits. We are not certain when or if we will generate profits in the future and intend to devote our resources to marketing, customer acquisition, and technology build out in the near future.

The Company does not expect to achieve profitability in the next 12 months and, in order to offset a portion of our monthly cash spend, intends to focus on increasing revenue and cash flow by utilizing a 2-pronged approach. On the buyer side, we plan to drive revenue through the

expansion of our SongShare offerings by increasing returns on marketing spend to attract more fan investors to the platform. On the seller side, we will add a business development professional to the team to efficiently manage our sales cycle/funnel as well as an inside sales representative who will cultivate leads from our website: In this way, we will be simultaneously increasing the number of interested buyers on our platform and the offerings available for them to purchase.

Liquidity and Capital Resources

On August 3, 2022 the Company conducted an offering pursuant to Regulation CF and raised $122,056.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

On October 28, 2022, our company entered into a Convertible Promissory Note - Line of Credit Agreement (the "LOC") with Alex Guiva, a manager of our company. Pursuant to the LOC, our company may borrow up to $300,000 from Mr. Guiva in $50,000 increments. Amounts outstanding under the LOC accrue interest rate of 13% per annum. All amounts under the LOC are due and payable on October 28, 2024, unless earlier converted. The LOC automatically converts into Series A Units of the company the event of a "Qualified Financing". Additionally, if our company has not entered into a Qualified Financing on or before July 31, 2023 and this Note remains outstanding as of such date, then after such date, Mr. Guiva may require our company to issue Mr. Guiva a number of Series A Units equal to the amount outstanding under the LOC at $1.00 per Series A Unit. In connection with our company's entry into the LOC, our company entered into a Warrant Purchase Agreement with Mr. Guiva on October 28, 2022. Pursuant to this agreement, Mr. Guiva is entitled to warrants to purchase an amount of Series A Units of the company at an exercise price of be $0.01 per unit. The amount of Series A Units that Mr. Guiva is entitled to purchase pursuant to exercise of these warrants is a percentage of the fully-diluted membership interests of the company, determined by the amount borrowed under the LOC as of the time of the exercise; starting at 0.5% for the first increment of $50,000, up to a maximum of 5% if the full $300,000 under the LOC has been borrowed by the company. As of the date of this report, our company has borrowed $100,000 under the LOC.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as

part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Alex Guiva
Relationship to the Company	Mr. Guiva is a member of our Manager and Co-Founder of the Company
Total amount of money involved	$300,000.00
Benefits or compensation received by related person	Interest rate of 12.5% per annum and penny warrants of 2% of the fully diluted interest in the company.
Benefits or compensation received by Company	Use of the $300,000 loan as bridge financing.
Description of the transaction	Bridge Loan from Alex Guiva consisting of a convertible note for $300,000, interest rate of 12.5% per annum, & maturity date 7/31/22. In addition, penny warrants of 2% of the fully diluted interest in the company were agreed to as part of the transaction.
Related Person/Entity	Sean Peace
Relationship to the Company	Mr. Peace is a member of our Manager and Founder/President/CEO of the Company
Total amount of money involved	$250,000.00
Benefits or compensation received by related person	Interest accrued at an interest rate of 20% so as $300,000 in total principal and interest will be repayable.
Benefits or compensation received by Company	Access to the note capital for operations.
Description of the transaction	An operating loan of $250,000 from member of our Manager and Founder/CEO Sean Peace.

Related Person/Entity	Alex Guiva
Relationship to the Company	Mr. Guiva is a member of our Manager and Co-Founder of the Company
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	The convertible note bears interest at 13% and matures on October 28, 2024. The holder of the note may convert the principal value of the note and all accrued unpaid interest into units of the Company at the stated conversion ratio of $1 for each Class A. The conversion ratio is subject to possible adjustment upon the occurrence of certain specified events, including, but not limited to, the issuance of any other convertible notes and equity certificates that have rights, preferences or privileges differing from the current note. An automatic conversion will occur if a qualified financing event occurs before or prior to the maturity date. The holder has an option to convert on July 31, 2023.
Benefits or compensation received by Company	Access to the $300,000 Line of Credit for operations
Description of the transaction	In October 2022, the Company completed placement of a convertible promissory note - line of credit up to $300,000 and issuance of a warrant to purchase common units with a related party that is also an owner in the Company. The Company allocated $25,000 to the fair value of the warrant resulting in a discount on the promissory note of the same amount. As of December 31, 2022, the outstanding debt balance on the promissory note - line of credit is $100,000.

Related Person/Entity	Sean Peace
Relationship to the Company	Mr. Peace is a member of our Manager and Founder/President/CEO of the Company
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	The promissory note bears interest at 20% and matures on January 20, 2024.
Benefits or compensation received by Company	Access to the note capital for operations.
Description of the transaction	The Company signed a promissory note agreement on January 20, 2023 of $100,000.
Related Person/Entity	Alex Guiva
Relationship to the Company	Mr. Guiva is a member of our Manager and Co-Founder of the Company
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	The promissory note bears interest at 10% and 10% of profit on the music royalty deal specified in the agreement and matures in July 2023. The promissory note will increase the interest and profit by 1% each month the promissory note extends past July 2023 until it reaches 16%.
Benefits or compensation received by Company	Access to the note capital for operations.
Description of the transaction	The Company entered into a promissory note agreement in February 2023 of $100,000.

Property, Goods or Services

Related Person/Entity	Alex Guiva
Relationship to the Company	Mr. Guiva is a member of our Manager and Co-Founder of the Company
Total amount of money involved	$223,705.49
Benefits or compensation received by related person	None
Benefits or compensation received by Company	The Company charges standard commission on transactions between Sellers and Buyers, whether or not they are related parties.
Description of the transaction	Certain of our investors have been and continue to be buyers on the platform.

Related Person/Entity	Ted Zorbas
Relationship to the Company	Since becoming a minority investor in the Company, Mr. Zorbas has made purchases on our platform from which the Company generates a commission from the seller of the asset.
Total amount of money involved	$80,333.30
Benefits or compensation received by related person	None
Benefits or compensation received by Company	The Company charges standard commission on transactions between Sellers and Buyers, whether or not they are related parties.
Description of the transaction	Certain of our investors have been and continue to be buyers on the platform.

Related Person/Entity	Todd Mulder
Relationship to the Company	Since becoming a minority shareholder in the Company, Mr. Mulder has made purchases on our platform from which the Company generates a commission from the seller of the asset.
Total amount of money involved	$2,812.50
Benefits or compensation received by related person	None
Benefits or compensation received by Company	The Company charges standard commission on transactions between Sellers and Buyers, whether or not they are related parties.
Description of the transaction	Certain of our investors have been and continue to be buyers on the platform.

Related Person/Entity	Cristian Larrosa
Relationship to the Company	Since becoming a minority shareholder in the Company, through his business, Mr. Larrosa has completed sales on our platform from which the Company charges a commission to him as the seller of the asset.
Total amount of money involved	$85,000.00
Benefits or compensation received by related person	None outside the proceeds from sale of the asset.
Benefits or compensation received by Company	The Company charges standard commission on transactions between Sellers and Buyers, whether or not they are related parties.
Description of the transaction	Certain of our investors have been and continue to be sellers on the platform.

Related Person/Entity	Ryan Stotland
Relationship to the Company	Since becoming a minority shareholder in the Company, Mr. Stotland has completed sales on our platform from which the Company charges a commission to him as the seller of the asset.
Total amount of money involved	$11,493.75
Benefits or compensation received by related person	None outside the proceeds from sale of the asset.
Benefits or compensation received by Company	The Company charges standard commission on transactions between Sellers and Buyers, whether or not they are related parties.
Description of the transaction	Certain of our investors have been and continue to be sellers on the platform.

Future Transactions

Related Person/Entity	Alex Guiva
Relationship to the Company	Investor, Debtor, Manager
Total amount of money involved	$0.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	The Company charges standard commission on transactions between Sellers and Buyers, whether or not they are related parties.
Description of the transaction	Certain of our investors have been and continue to be buyers on the platform.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Alex Guiva
Relationship to the Company	Mr. Guiva is a member of our Manager and a co-founder of the Company.
Total amount of money involved	$163,427.00
Benefits or compensation received by related person	None outside Mr. Guiva's role as Chairman of DevelopScripts.
Benefits or compensation received by Company	None outside the result of the contracted development work.
Description of the transaction	Alex Guiva serves as Chairman of DevelopScripts LLC dba AuctionSoftware.com, a white-label subscription-based digital platform allowing users to organize, manage, and conduct auctions through a centralized medium facilitating business transactions as well as fundraising efforts. The Company has engaged DevelopScripts to perform development work on the Company's auction marketplace website.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Sean Peace
(Signature)

Sean Peace
(Name)

President/Founder/CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Sean Peace
(Signature)

Sean Peace
(Name)

President/Founder/CEO
(Title)

5/2/23
(Date)

/s/Alex Guiva
(Signature)

Alex Guiva
(Name)

Co-Founder/Seed Investor
(Title)

5/2/23
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Sean Peace, being the founder of RoyaltyTraders LLC (dba SongVest), a Limited Liability Company (the "Company"), hereby certify as of this date that:

(i) the accompanying audited financial statements of the Company, which comprise the balance sheet as of December 31, 2022 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2022, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2022, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Sean Peace
(Signature)

Sean Peace
(Name)

President/Founder/CEO
(Title)

5/2/23
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

RoyaltyTraders, LLC
d/b/a SongVest

Financial Statements

As of December 31, 2022 and 2021
and for the Year Ended December 31, 2022 and for the Period from
March 18, 2021 (Inception) through December 31, 2021



TABLE OF CONTENTS

	Page No.

INDEPENDENT AUDITOR'S REPORT

To the Members of
RoyaltyTraders, LLC
d/b/a SongVest
Raleigh, North Carolina

Opinion

We have audited the accompanying financial statements of RoyaltyTraders, LLC (a Delaware limited liability company) d/b/a SongVest (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in members' equity (deficit), and cash flows for the year ended December 31, 2022 and for the period from March 18, 2021 (inception) through December 31, 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RoyaltyTraders, LLC d/b/a SongVest as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from March 18, 2021 (inception) through December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of RoyaltyTraders, LLC d/b/a SongVest and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the financial statements, the Company reported net losses during the year ended December 31, 2022 and for the period from March 18, 2021 through December 31, 2021 and reported negative cash flows from operations during the year ended December 31, 2022 and for the period from March 18, 2021 through December 31, 2021 and as such, substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters also are described in Note 14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

MOORE

An independent firm
associated with Moore
Global Network Limited

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about RoyaltyTraders, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in the United States of America will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with auditing standards generally accepted in the United States of America, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of RoyaltyTraders, LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about RoyaltyTraders, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Armanino LLP

Armanino^{LLP}
St. Louis, Missouri

April 28, 2023

RoyaltyTraders, LLC
d/b/a SongVest
Balance Sheets
December 31, 2022 and 2021

	2022	2021
ASSETS		
Current assets		
Cash	$ 73,428	$ 239,624
Restricted cash	482,540	47,264
Accounts receivable, net	15,752	5,099
Music royalty advances	85,124	92,107
Total current assets	656,844	384,094
Software - website development, net	102,257	74,929
Total assets	$ 759,101	$ 459,023
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		
Current liabilities		
Accounts payable	$ 77,065	$ 111,574
Accounts payable - related parties	21,958	-
Escrow payable	482,540	47,124
Accrued interest and other	72,103	3,390
Due to related parties, current maturities	550,000	-
Total current liabilities	1,203,666	162,088
Due to related parties, net, less current maturities	50,902	288,151
Simple agreement for future equity	94,531	-
Total liabilities	1,349,099	450,239
Members' equity (deficit)	(589,998)	8,784
Total liabilities and members' equity (deficit)	$ 759,101	$ 459,023

The accompanying notes are an integral part of these financial statements.

4

RoyaltyTraders, LLC
d/b/a SongVest
Statements of Operations
For the Year Ended December 31, 2022 and
For the Period from March 18, 2021 (inception) through December 31, 2021

	2022	2021
Revenue	$ 551,211	$ 204,092
Operating expenses	1,316,587	703,425
Loss from operations	(765,376)	(499,333)
Other expense		
Interest expense	95,596	4,383
Current income taxes	310	-
Total other expense	95,906	4,383
Net loss	$ (861,282)	$ (503,716)

The accompanying notes are an integral part of these financial statements.

5

RoyaltyTraders, LLC
d/b/a SongVest
Statements of Changes in Members' Equity (Deficit)
For the Year Ended December 31, 2022 and
For the Period from March 18, 2021 (inception) through December 31, 2021

Balance, March 18, 2021	$ -
Capital contributions	500,000
Warrant issuance	12,500
Net loss	(503,716)
Balance, December 31, 2021	8,784
Capital contributions	200,000
Warrant issuance	62,500
Net loss	(861,282)
Balance, December 31, 2022	$ (589,998)

RoyaltyTraders, LLC
d/b/a SongVest
Statements of Cash Flows
For the Year Ended December 31, 2022 and
For the Period from March 18, 2021 (inception) through December 31, 2021

	2022	2021
Cash flows from operating activities		
Net loss	$ (861,282)	$ (503,716)
Adjustments to reconcile net loss to net cash used in operating activities		
Accretion of debt discount	25,251	651
Depreciation	36,199	-
Changes in operating assets and liabilities		
Accounts receivable	(10,653)	(5,099)
Music royalty advances	6,983	(92,107)
Accounts payable	(34,509)	112,661
Accounts payable - related parties	21,958	-
Escrow payable	435,416	46,037
Accrued interest and other	68,713	3,390
Net cash used in operating activities	(311,924)	(438,183)
Cash flows from investing activities		
Payments for software and website development	(63,527)	(74,929)
Net cash used in investing activities	(63,527)	(74,929)
Cash flows from financing activities		
Capital contributions	200,000	500,000
Proceeds from line-of-credit from related party	75,000	-
Proceeds from debt issued from related party	250,000	287,500
Proceeds from simple agreement for future equity	94,531	-
Proceeds from issuance of warrant	25,000	12,500
Net cash provided by financing activities	644,531	800,000
Net increase in cash, cash equivalents and restricted cash	269,080	286,888
Cash, cash equivalents and restricted cash, beginning of period	286,888	-
Cash, cash equivalents and restricted cash, end of period	$ 555,968	$ 286,888
Cash, cash equivalents and restricted cash consisted of the following:		
Cash	$ 73,428	$ 239,624
Restricted cash	482,540	47,264
	$ 555,968	$ 286,888

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC
d/b/a SongVest
Statements of Cash Flows
For the Year Ended December 31, 2022 and
For the Period from March 18, 2021 (inception) through December 31, 2021

	2022	2021
Supplemental disclosure of cash flow information		
Cash paid during the period for interest	$ 26,883	$ 342
Supplemental schedule of noncash investing and financing activities		
Warrant allocation	$ 37,500	$ -

The accompanying notes are an integral part of these financial statements.

8

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Financial Statements
December 31, 2022 and 2021

1.   NATURE OF OPERATIONS

RoyaltyTraders LLC d/b/a SongVest (the "Company") acts as a marketplace connecting buyers and sellers of music royalties. The marketplace provides an opportunity for the owners of music rights to monetize their future royalty streams. The Company packages and brokers royalty income streams into royalty unit offerings that are sold to investors as royalty shares. The Company charges a fee for the sourcing services and will also generate income by charging a service fee for managing and distributing certain brokered royalty payments to the royalty unit holders.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company may maintain cash balances in excess of FDIC coverage. Management considers this a normal business risk.

Restricted cash

Restricted cash represents cash received in advance from investors to purchase music royalty streams. The restricted cash will be held in escrow until the closing date of the royalty shares. The amount of restricted cash is equally offset with a recorded liability as escrow payable.

Allowance for doubtful accounts

Management regularly assesses the collectability of accounts receivable and establishes allowances for doubtful accounts when collection is considered unlikely. Management's assessment of collectability is based on the age of the underlying receivable. When management determines an amount to be uncollectable, it is charged-off against the allowance for doubtful accounts. The Company recorded an allowance for doubtful accounts of $15,000 and $0 at December 31, 2022 and 2021, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Software - website development

Website development is recorded at cost and was placed into service in January 2022. Amortization of this asset commenced once the website was placed into service over the useful life of 3 years. Continuous additions are made to the website development resulting in additional costs expected to be associated with the website development in future years.

Leases

The Company leases an office space and residential apartment and records these as short-term rentals. The determination of whether an arrangement is a lease is made at lease inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standards as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Revenue recognition

The Company recognizes brokered sourcing fee revenue at a point in time upon the closing settlement date for each music royalty asset transaction brokered. Service fee revenue will be recognized over time as the services are performed. Revenue is recorded at the amounts the Company expects to receive. Incremental costs in obtaining a contract are expensed as incurred.

Income taxes

The Members of the Company have elected to be treated as an LLC and taxed as a partnership under provisions of the Internal Revenue Code which provide that in lieu of corporation income taxes, the Members are taxed on the Company's taxable income.

The Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary, at this time, to cover any uncertain tax positions.

Advertising

The Company expenses advertising costs as incurred which totaled $226,527 for the year ended December 31, 2022 and $137,451 for the period from March 18, 2021 through December 31, 2021, respectively.

3.   CHANGE IN ACCOUNTING PRINCIPLES

The Company adopted Financial Accounting Standards Board Topic ("FASB") Accounting Standards Codification ("ASC") 842, Leases, using the modified-retrospective transition as of January 1, 2022, the date of initial adoption. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to not reassess expired or existing contracts for lease identification, the lease classification for any existing or expired leases, or the initial direct costs for any existing leases. The Company elected to use the implicit rate when it is readily determinable. When the implicit rate is not provided, to determine the present value of lease payments, management uses a risk-free rate for a period comparable with that of the lease term in determining the present value of future lease payments. The Company also elected to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the Statement of Operations on a straight-line basis over the lease term. As all leases were recorded as short-term rentals, the Company did not record a right-of-use asset or lease liability.

Adoption of the new standard had no impact on the Company's net operations or beginning equity.

4.   MUSIC ROYALTY ADVANCES

Management periodically will receive requests from a music royalty holder asking for an advance on upcoming music royalty closings that are brokered by the Company and will be settled in the near term. The Company will issue advances to these holders as a non-interest bearing receivable that will be repaid with upcoming closing proceeds. The collateral on these advances are the music royalties that are cataloged and offered for sale to music investors. Management periodically reviews the list of outstanding advances and records an impairment on any advances that are deemed not collectible. There was no allowance recorded as of December 31, 2022 and 2021.

5.   PROPERTY AND EQUIPMENT

During 2021, the Company developed a website to allow easy access to review available music royalties and allow investors to scan the available music offerings and make applications for investment. The website went live in January 2022 at which time the asset was placed in service to be amortized over the estimated useful life of three years.

5.   PROPERTY AND EQUIPMENT (continued)

Property and equipment consisted of the following:

	2022	2021
Software - website development capitalized	$ 138,456	$ -
Software - website development in progress	-	74,929
	138,456	74,929
Software - accumulated depreciation	(36,199)	-
	$ 102,257	$ 74,929

Depreciation expense on software - website totaled $36,199 for the year ended December 31, 2022 and $0 for the period from March 18, 2021 through December 31, 2021, respectively.

6.   RELATED PARTY TRANSACTIONS

In November 2021, the Company completed placement of a $300,000 convertible promissory note and issuance of a warrant to purchase common units with a related party that is also an owner in the Company. The Company allocated $12,500 to the fair value of the warrant resulting in a discount on the promissory note of the same amount. In March 2022, the Company increased the size of the warrants and allocated $37,500 to the fair value of the revised warrants resulting in an additional discount on the promissory note of the same amount.

The convertible note bears interest at 12.5% and matures on November 23, 2023. The holder of the note may convert the principal value of the note and all accrued unpaid interest into units of the Company at the stated conversion ratio of $1 for each Class A. The conversion ratio is subject to possible adjustment upon the occurrence of certain specified events, including, but not limited to, the issuance of any other convertible notes and equity certificates that have rights, preferences or privileges differing from the current note. An automatic conversion will occur if a qualified financing event occurs before or prior to the maturity date. The holder had an option to convert on March 31, 2022 without qualified financing which was extended through July 31, 2022. Extension has not occurred and can be converted at anytime. Conversion has not occurred as of December 31, 2022.

During 2022 and 2021, the Company recognized $60,566 and $4,041 in interest costs, consisting of $37,500 and $3,390 of principal interest and $23,066 and $651 of discount amortization, respectively, resulting in an effective interest rate of 15.0%. The remaining discount will be amortized through November 2023.

In October 2022, the Company completed placement of a convertible promissory note - line of credit up to $300,000 and issuance of a warrant to purchase common units with a related party that is also an owner in the Company. The Company allocated $25,000 to the fair value of the warrant resulting in a discount on the promissory note of the same amount. As of December 31, 2022, the outstanding debt balance on the promissory note - line of credit is $100,000.

6.   RELATED PARTY TRANSACTIONS (continued)

The convertible note bears interest at 13% and matures on October 28, 2024. The holder of the note may convert the principal value of the note and all accrued unpaid interest into units of the Company at the stated conversion ratio of $1 for each Class A. The conversion ratio is subject to possible adjustment upon the occurrence of certain specified events, including, but not limited to, the issuance of any other convertible notes and equity certificates that have rights, preferences or privileges differing from the current note. An automatic conversion will occur if a qualified financing event occurs before or prior to the maturity date. The holder has an option to convert on July 31, 2023.

During 2022, the Company recognized $3,466 in interest costs, consisting of $1,282 of principal interest and $2,184 of discount amortization, resulting in an effective interest rate of 17.33%. The remaining discount will be amortized through October 2024.

The Company early adopted the provisions of the Financial Accounting Standards Board Accounting Standards Update 2020-06. Accordingly, management evaluated the conversion feature of the note for embedded derivatives and application of the substantial premium model of accounting of debt. Separate accounting for the conversion feature of this note placement is not required. The discount on the convertible promissory notes totaled $49,098 and $11,849 as of December 31, 2022 and 2021, respectively.

In May 2022, the Company completed placement of a $200,000 promissory note with a related party that is also an owner in the Company. The promissory note bears interest at 20% and matures May 27, 2023. In September 2022, the promissory note was increased by $50,000 from the original $200,000 to $250,000, without altering any terms of the agreement. During 2022, the Company recognized $26,822 in interest costs.

The net carrying amount of the note was as follows:

	2022	2021
Note payable, related party	$ 650,000	$ 300,000
Discount on note payable - related party	(49,098)	(11,849)
Less current maturities	(550,000)	-
	(599,098)	(11,849)
	$ 50,902	$ 288,151

6.   RELATED PARTY TRANSACTIONS (continued)

The future maturities of the related party note payable are as follows:

Year ending December 31,

2023	$ 550,000
2024	100,000
	$ 650,000

The Company had additional amounts due to related parties of $21,958 and $0 at December 31, 2022 and 2021.

7.   WARRANT

In November 2021, in conjunction with the promissory note placement, the Company issued a warrant to a related party who is also an owner of the Company to purchase common units of the Company totaling .5% of the fully-diluted membership interests in the Company on the date of exercise. The warrant was recorded at the Company's estimated fair value of $12,500 as a component of equity. In March 2022, the common units subject to purchase was increased to be equal to 2.0% of the fully-diluted membership interests in the Company on the date of exercise. The warrant was recorded at the Company's estimated fair value of $37,500 as a component of equity. The exercise price for the warrant units is $0.01, and the warrants are exercisable at any time for a term with no ending date.

In October 2022, in conjunction with the promissory note - line of credit note placement, the Company issued a warrant to a related party who is also an owner of the Company to purchase common units of the Company totaling 1% of the fully-diluted membership interests in the Company on the date of the exercise. The warrant was recorded at the Company's estimated fair value of $25,000 as a component of equity. The exercise price of the warrant units is $0.01, and the warrants are exercisable at any time for a term with no ending date.

8.   SIMPLE AGREEMENT FOR FUTURE EQUITY

In 2022, the Company entered into a Simple Agreement for Future Equity ("SAFE") which was closed in February 2023 (see note 15). The Company withdrew out $94,531 of the cash flow raised as of December 31, 2022. The SAFE will automatically convert into Conversion Units upon the closing of the next equity financing or in the event of a Company transaction prior to the next equity financing, which ever comes first. Conversion has not occurred as of December 31, 2022.

9.　LEASES (AFTER ADOPTION OF ASC 842)

The Company leases an office space and residential apartment. The operating leases are short-term leases that have an expected term of 12 months or less at lease commencement. Lease costs associated with the short-term leases totaled $16,007 for the year ended December 31, 2022 and $773 for the period from March 18, 2021 through December 31, 2021, respectively.

10.　MEMBERS' EQUITY

The Company had the following equity balances:

	2022	2021
Series A Units, 1,500,000 units authorized; 500,000 units issued	$ 500,000	$ 500,000
Common Units, 3,500,000 units authorized; 2,055,549 units issued	200,000	-
Series B, 400,000 units authorized, 378,300 units issued	-	-
Warrants	75,000	12,500
Accumulated deficit	(1,364,998)	(503,716)
	$ (589,998)	$ 8,784

Series A and Common Units have voting rights while Series B Units have no voting rights.

Income distributions made by the Company shall be made with the first 70% to Series A Members, and the remaining 30% to the Common Unit Members until Series A Members have received total distributions in the amount equal to their preferential return, and thereafter, to the holders of outstanding Common Units and Series A Units in accordance with their relative percentage interests on an as converted basis.

Distributions funded by the sale of material assets of the Company outside the normal course of business or a recapitalization or refinancing of the Company shall be distributed first to the Series A Members to cover any shortfall of their preferential return not already covered by income distributions until the Series A Members have received total distributions in an amount equal to their preferential return, and thereafter, to the holders of outstanding Common Units, Series A Units, and the Series B Units in accordance with their relative percentage interests on an as converted basis. Series B holders only participate in proceeds distributed above the threshold value assigned to their tranche of Series B Units at the time of their issuance.

11.   MANAGEMENT INCENTIVE PLAN

The Company has authorized an incentive plan by which the Company may issue an aggregate of up to 400,000 Series B Units. The Series B units are designated "profits interests" within the meaning of the Internal Revenue Service's Revenue Procedures 93-27 and 2001-43. The time-based service condition period of the units is four years and the units also contain a performance condition requiring a change-of-control event to vest. Due to the performance condition not being probable as of the date of the financial statements, the Company has not recorded any expense for the Series B Units issued. The 156,099 B-2 units issued during 2022 have a service-related period vesting through May 2026 and the 222,201 B-1 units issued during 2021 were fully vested at the date of issuance.

12.   CONCENTRATIONS

There were no concentrations noted in 2022. The Company recognized approximately 21% of its revenue from two brokered royalty transactions for the period from March 18, 2021 through December 31, 2021.

13.   RISKS AND UNCERTAINTIES

At times, the Company may be involved in various legal claims and regulatory proceedings arising in the ordinary course of business. In the opinion of the Company's management, none of these matters will have a significant effect on the Company's financial position.

14.   GOING CONCERN

The Company is a start up with expected operating losses. The Company continues to fund these losses with additional equity contributions and debt advanced by related parties and other financing sources during the operating year. The advances are not fully committed to through May 1, 2024. The Company has operated at a net loss in 2022 of $861,282 and the cash flow from operations was negative $311,924. Several of the promissory notes outstanding at December 31, 2022 have current maturity dates in the coming 12 months. These facts and circumstances raise substantial doubt about the Company's ability to continue as a going concern.

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet all of its payment obligations through May 1, 2024. Management believes they will continue to find financing sources during 2023 and 2024. Management is also working to attract other artists to the platform and has a high probability of working on several music catalogs with known artists in 2023.

14.   GOING CONCERN (continued)

Management acknowledges that uncertainty remains over the ability of the Company to meet its funding requirements and to refinance or repay its borrowing facilities as they fall due in 2023. However, as described above, management has a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. If for any reason the Company is unable to continue as a going concern, it could have an impact on the Company's ability to realize assets at their recognized values, in particular website software and other intangible assets, and to extinguish liabilities in the normal course of business at the amounts stated in the financial statements.

15.   SUBSEQUENT EVENTS

The Company evaluated all subsequent events through April 28, 2023, the date the financial statements were available to be issued.

The Company signed a promissory note agreement on January 20, 2023 with a related party of $100,000. The promissory note bears interest at 20% and matures on January 20, 2024.

The Company entered into a promissory note agreement in February 2023 with a related party of $100,000. The promissory note bears interest at 10% and 10% of profit on the music royalty deal specified in the agreement and matures in July 2023. The promissory note will increase the interest and profit by 1% each month the promissory note extends past July 2023 until it reaches 16%.

The Company entered into a promissory note agreement on March 27, 2023 with an investor of $100,000. The promissory note bears interest at 10% and 11% of profit on the music royalty deal specified in the agreement and matures on July 31, 2023.

The Company issued common units of 5,906 for a total of $30,000 in February 2023.

The Company closed the Simple Agreement for Future Equity as of February 28, 2023.